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                          November 27, 2023

       Bruce Culleton
       Chief Executive Officer
       ProKidney Corp.
       2000 Frontis Plaza Blvd., Suite 250
       Winston-Salem, NC 27103

                                                        Re: ProKidney Corp.
                                                            Registration
Statement on Form S-3
                                                            Filed November 22,
2023
                                                            File No. 333-275701

       Dear Bruce Culleton:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Jason
Drory at 202-551-8342 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              Richard D. Truesdell,
Jr.